UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )
Overseas Shipholding Group, Inc.
(Name of Issuer)

   Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

69036R863
(CUSIP Number)
   ●
c/o Saltchuk Resources, Inc.
450 Alaskan Way South, Suite 708
Seattle, Washington 98104
(206) 652-1111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  March 5, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Saltchuk Resources, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 11,435,918
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,435,918
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 11,435,918
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.3%[1]
14	Type of Reporting Person CO

1 Calculated based on 85,675,594 shares of Class A common stock, $0.01 par value per share (the “Common Stock”), of Overseas Shipholding Group, Inc. (the “Issuer”), outstanding as of November 6, 2019, comprised of 85,675,594 shares of Common Stock, and excluding penny warrants exercisable into 3,693,499 shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2019.

Item 1.	Security and Issuer.
This Schedule 13D relates to the shares of Class A common stock, par value $0.01 per share (the “Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 302 Knights Run Avenue, Tampa, Florida 33602.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Saltchuk Resources, Inc., a Washington corporation (the “Reporting Person”). The Reporting Person provides air cargo, marine transport, petroleum distribution, trucking, and marine transportation services. Its principal office is located at 450 Alaskan Way South, Suite 708, Seattle, Washington 98104.

(a)-(c), (f) The name, residence or business address, present principal occupation, and citizenship of each executive officer and director of the Reporting Person is listed on Schedule I attached hereto.

(d)-(e) During the last five years, neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I attached hereto, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Funds used to purchase the shares of Common Stock reported herein were derived from working capital of the Reporting Person. The Reporting Person paid approximately $25,630,561.27 plus $408,509.95 in broker commissions to acquire the shares of Common Stock.

Item 4.	Purpose of Transaction.

The Reporting Person believes that the Issuer’s Common Stock is undervalued and is an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of the Issuer’s Common Stock at prices that would make the purchase or sale of such Common Stock desirable, the Reporting Person may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable, and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock without affecting its beneficial ownership.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

The Reporting Person intends to review its investment in the Issuer on a periodic basis and may from time to time engage in discussions with the management and board of directors of the Issuer, as well as with other shareholders and potential shareholders of the Issuer, concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its Common Stock of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Person may be deemed to beneficially own 11,435,918 shares of Common Stock of the Issuer. Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 8, 2019, the shares of Common Stock deemed to be beneficially owned by the Reporting Person constitute approximately 13.3% of the issued and outstanding shares of Common Stock of the Issuer. The Reporting Person has sole voting power and sole dispositive power with respect to the 11,435,918 shares of Common Stock.

(c)  Within the past 60 days, the Reporting Person has effected transactions in the Common Stock of the Issuer as follows:

Date of Transaction	Number of Shares of Common Stock	Price per Share
01/21/2020	19	$2.00
01/22/2020	138,300	$2.00
01/23/2020	31,497	$2.00
01/24/2020	18,832	$2.00
03/02/2020	6,400	$1.80
03/03/2020	97,169	$1.89
03/04/2020	12,600	$1.89
03/05/2020	4,692,408	$2.44
03/06/2020	181,324	$2.25
03/09/2020	2,818,676	$2.50

Each of the above transactions was an open market transaction with the exception of those transactions effected on March 5, 2020 and March 9, 2020, each of which were private transactions.

None of the persons listed on Schedule I attached hereto have effected transactions in the Common Stock of the Issuer within the past 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 13, 2020

/s/ Steven E. Giese
By: Steven E. Giese Title: Senior V.P. and CFO

Schedule I

Executive Officers
Name	Position with Reporting Person	Citizenship	Principal Occupation
Mark N. Tabbutt	President and Chairman	United States	*
Steven E. Giese	Senior Vice President, Chief Financial Officer & Assistant Secretary	United States	*
Anne F. Preston	Senior Vice President, General Counsel, Chief Ethics Officer & Secretary	United States	*
Colleen Rosas	Senior Vice President Human Resources	United States	*
Shannon Girlando	Vice President & Controller	United States	*
Christopher A. Coakley	Vice President of Government Affairs	United States	*
Trevor Parris	Vice President, Business Development & Treasurer	United States	*
Christi Harris	Vice President, Information Technology	United States	*
Michiel Versteeg	Vice President of Safety	United States	*

Director
Name	Position with Reporting Person	Citizenship	Principal Occupation
Timothy B. Engle	Director	United States	**
Nicole K. Engle	Director	United States	**
Daniel Stuart Fulton	Director	United States	Retired CEO of Weyerhaeuser Company, a forest products company located at 220 Occidental Avenue South, Seattle, WA 98104
Leslie Paul Goldberg	Director	United States	Founder & CEO of Pure Audio, an audio recording and production company located at 1151 Fairview Ave North, Unit #103, Seattle, WA 98109
Stein Kruse	Director	Norway	CEO of Holland America Group, a cruise ship company located at 450 3rd Avenue West, Seattle, WA 98119
Susan Mullaney	Director	United States	President of Kaiser Permanente Washington, a nonprofit health plan organization located at 601 Union Street, Suite 3100, Seattle WA 98101
Nicole Piasecki	Director	United States	Retired Vice President and General Manager of the Propulsion Systems Division of Boeing, a commercial aircraft company located at 100 North Riverside Plaza, Chicago, IL 60606
Denise G. Tabbutt	Director	United States	**
Eugene J. Voiland	Director	United States	Petroleum industry consultant

* The present principal occupation for each of these individuals is executive officer of the Reporting Person and the address for each of these individuals is c/o Saltchuk Resources, Inc., 450 Alaskan Way South, Suite 708, Seattle, Washington 98104.

** The present principal occupation for each of these individuals is director of the Reporting Person and the address for each of these individuals is c/o Saltchuk Resources, Inc., 450 Alaskan Way South, Suite 708, Seattle, Washington 98104.